NORTHERN ORION RESOURCES INC. (the "Issuer")

TO:  Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer.  The documents will be accessible under the Issuer's profile at www.sedar.com or on the Company’s website at www.northernorion.com.  However, if you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A   [   ]

I wish to receive interim financial statements and MD & A   [   ]

COMPLETE AND RETURN THIS FORM TO:

Pacific Corporate Trust Company
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Street Address	City/Town/Province/Postal Code
Print Name of Shareholder	Signature of Shareholder
Date

By signing this form, I hereby certify that I am a shareholder of the Issuer.